SECURITIES AND EXCHANGE
                           COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                          HADRON, INC.
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                        (NAME OF ISSUER)

             Common Stock, par value $0.02 per share
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                 (TITLE OF CLASS OF SECURITIES)

                           405-009-200
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              (CUSIP Number of Class of Securities)

                          Jon M. Stout
                          Hadron, Inc.
                      5904 Richmond Highway
                            Suite 300
                      Alexandria, VA  22303
                         (703) 329-9400

                            Copy To:
                        Matthew A. Clary
                    3110 Fairview Park Drive
                            Suite 900
                  Falls Church, Virginia 22042

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      (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
             TO RECEIVE NOTICES AND COMMUNICATIONS)

                         March 30, 2000
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     (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and if filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [  ]

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jon M. Stout, SSN ###-##-#### (Individually and as Trustee of Stout Dynastic Trust)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)  X
     (B)
3.  SEC USE ONLY

4.  SOURCE OF FUNDS PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION    USA

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SOLE VOTING POWER             2,645,031 (1)

8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SHARED VOTING POWER           3163,844 (2)

9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SOLE DISPOSITIVE POWER        2,645,031 (1)

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SHARED DISPOSITIVE POWER      0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              5,808,875 (1)(2)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN   SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              72.6%

14.  TYPE OF REPORTING PERSON                     IN

(1) Includes warrants immediately exercisable to purchase 1,250,541 shares of Issuer's Common Stock and one-third of Reporting Persons options to purchase 15,000 shares of Issuer's Common Stock, exercisable in one-third increments on 3/31/00, 3/31/01 and 3/31/02.
(2) Includes warrants and options immediately exercisable by others to purchase 1,686,459 shares of Issuer's Common Stock

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Patricia W. Stout, SSN ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)  X
     (B)
3.   SEC USE ONLY

4.   SOURCE OF FUNDS     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION    USA

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SOLE VOTING POWER             487,179 (1)

8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SHARED VOTING POWER           5,321,696 (1)

9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SOLE DISPOSITIVE POWER        487,179 (1)

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SHARED DISPOSITIVE POWER      0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              5,808,875 (1)(2)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN   SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    72.6%

14.  TYPE OF REPORTING PERSON      IN
(1)  Includes warrants immediately exercisable to purchase
  230,769 shares of Issuer's Common Stock.
(2) Includes warrants and options immediately exercisable by others to purchase 2,711,231 shares of Issuer's Common Stock.

(3)
  1.NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stout Dynastic Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)  X
     (B)
3.   SEC USE ONLY

4.   SOURCE OF FUNDS     AF  Jon M. Stout

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION         Delaware

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SOLE VOTING POWER             2,143,580 (1)

8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SHARED VOTING POWER           3,665,295(1)(2)

9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SOLE DISPOSITIVE POWER        2,143,580 (1)

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SHARED DISPOSITIVE POWER            -0-
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              5,808,875 (1)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN   SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              72.6%

14.  TYPE OF REPORTING PERSON      OO
(1) Includes warrants immediately exercisable to 1,015,380 purchase shares of Issuer's Common Stock.
(2) Includes warrants and options immediately exercisable by others to purchase 1,926,620 shares of Issuer's Common Stock.

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J. Richard Knop, SSN ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)  X
     (B)
3.   SEC USE ONLY

4.   SOURCE OF FUNDS     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION    USA

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SOLE VOTING POWER        1,000,265 (1)

8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SHARED VOTING POWER      4,808,610(2)

9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SOLE DISPOSITIVE POWER        1,000,265(1)

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SHARED DISPOSITIVE POWER           -0-
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   5,808,875 (1)(2)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN   SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              72.6%

14.  TYPE OF REPORTING PERSON      IN
(1)  Includes warrants immediately exercisable to purchase
  462,690 shares of Issuer's Common Stock.
(2) Includes warrants and options immediately exercisable by others to purchase 2,479,310 shares of Issuer's Common Stock.

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John D. Sanders, SSN ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)  X
     (B)
3.     SEC USE ONLY

4.   SOURCE OF FUNDS     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION    USA

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SOLE VOTING POWER             211,000 (1)

8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SHARED VOTING POWER              5,597,875(2)

9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SOLE DISPOSITIVE POWER        211,000 (1)

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SHARED DISPOSITIVE POWER         -0-
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        5,808,875 (1)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN   SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        72.6%

14.  TYPE OF REPORTING PERSON      IN
(1) Includes warrants immediately exercisable to purchase 81,000 shares of Issuer's Common Stock.
(2) Includes warrants and options immediately exercisable by others to purchase 2,861,000 of Issuer's Common Stock.

Item 1.   Security and Issuer

     This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $0.02 per share ("Common Stock"), of Hadron, Inc., a New York corporation (the "Issuer"). The address of the Issuer's principal executive office is 5904 Richmond Highway, Suite 300, Alexandria, Virginia 22303.

Item 2.   Identity and Background

     The Statement is filed jointly on behalf of John D. Sanders,
J. Richard Knop, Jon M. Stout, Patricia W. Stout, and the Stout Dynastic Trust, an irrevocable trust organized under the laws of Delaware (the "Trust"), a family trust (the "Filing Group").

     Jon M. Stout is Trustee of the Trust, who is a U.S. citizen.

     Mr. Stout is President and Chief Executive Officer of the Issuer. Ms. Stout is retired. Mr. Knop is an investment banker with Boles, Knop & Company. Mr. Sanders is a business consultant to emerging technology companies and a member of the Issuer's Board of Directors.

     The address for each member of the Filing Group is as follows:

Jon M. Stout,
Patricia W. Stout, and
Stout Dynastic Trust
13380 West Polo Road #104A
Wellington, FL  33414

J. Richard Knop
2 West Washington Street
Post Office Box 978
Middleburg, VA 20118

John D. Sanders
2500 Virginia Avenue, N.W.
Apt. 1408-S
Washington, DC 20037

     During the past five years, no member of the Filing Group or trustee of the Trust has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     The Filing Group acquired 2,250,000 units, each consisting of one share of Common Stock and a warrant to purchase 0.9 shares of Common Stock (a "Unit"), at $0.39 per Unit or a total of $877,500 in cash. Mr. Sanders purchased 90,000 Units for an aggregate purchase price of $35,100 in cash using personal funds. Mr. Knop purchased 514,100 Units for an aggregate purchase price of $200,499 in cash using personal funds. Mr. Stout purchased 261,290 Units for an aggregate purchase price of $101,903.10 in cash using personal funds. Ms. Stout purchased 256,410 Units for an aggregate purchase price of $99,999.90 in cash using personal funds. The Trust purchased $1,128,200 Units for an aggregate purchase price of $439,998 in cash using funds from the Trust. Prior to the acquisition, Mr. Sanders owned 40,000 shares of Common Stock and Mr. Knop owned 23,475 shares of Common Stock.

Item 4.   Purpose of Transaction

     The Filing Group acquired 2,250,000 Units pursuant to the Purchase Agreement (defined in Item 5(c) herein) reported herein. As contemplated by the Purchase Agreement, Mr. Stout has been named to the position of President and Chief Executive Officer of the Issuer. In addition, two member of the Issuer's Board of Directors, William Howard and Robert J. Lynch, Jr. have resigned and Mr. Stout was appointed to serve the unexpired term of one of the directors. Promptly upon compliance with the requirements of
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14(f)-1 promulgated thereunder, two additional designees of the Filing Group will be appointed to serve the vacant unexpired terms of office of former member of the Issuer's Board of Directors. The Filing Group has entered into a Voting Agreement, more particularly described in Item 6, enabling it to designate a majority of the Issuer's Board of Directors and change its corporate domicile from New York to Delaware.

     The Filing Group intends to exercise its rights as a substantial stockholder of the Issuer.

     Apart from the foregoing, the Filing Group has no other plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     In the future, the Filing Group may determine to purchase additional shares of the Issuer's Common Stock or may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and the prospects of the Filing Group and alternative investments.

Item 5.   Interest in Securities of the Issuer

     (a) and (b) The Issuer's total issued and outstanding capital stock is 5,059,526 shares of Common Stock. The Filing Group has acquired (i) 2,313,475 shares or 45.7% of the Issuer's issued and outstanding Common Stock and (ii) warrants to purchase an additional 2,025,000 unissued shares of the Issuer's Common Stock that are immediately exercisable at an exercise price of $0.72 per share (the "Warrants"). Additionally, in connection with his service as the Issuer's Chief Executive Officer and President, on March 31, 2000, Mr. Stout was awarded options to purchase 15,000 shares of Common Stock, of which, options to purchase 5,000 shares of Common Stock are immediately exercisable (the "Options"). If the Filing Group were to exercise all of the Warrants and Option, the Issuer's total issued and outstanding capital stock would be 7,089,526 common shares, and the Filing Group would hold 4,343,475 shares or 61.3% of the Issuer's issued and outstanding Common Stock. Additionally, the Filing Group has entered into a Voting Agreement with Mr. C. W. Gilluly, the Issuer's Chairman and certain affiliates of Boles Knop & Company, L.L.C. (the "Affiliates") which grants the Filing Group the right, for a period of five years from March 30, 2000 to require Mr. Gilluly and the Affiliates to vote the shares of the Issuer's Common Stock which they own in favor of nominees to the Issuer's Board of Directors who are designated by the Filing Group, to the extent that such designated nominees, if elected, would constitute a majority of the Issuer's Board of Directors. Pursuant to such agreement, Mr. Gilluly and the Affiliates further agree to vote in favor of a change in the Issuer's corporate domicile from New York to Delaware.

     Currently, Mr. Gillilly owns 501,875 shares of Common Stock, warrants to purchase 830,000 shares of Common Stock which are immediately exercisable, and options to purchase 87,000 shares of Common Stock of which options to purchase 82,000 shares of Common Stock are immediately exercisable. The Affiliates own 51,525 shares of Common Stock. Accordingly, with respect to the issues above described, the Filing Group has the power to vote or direct the vote of 2,866,875 shares or 56.7% of the Issuer's Common Stock. If the Filing Company and Mr. Gilluly were to exercise all warrants and options presently exercisable the Issuer's total issues and outstanding capital stock would be 8,001,526 and the Filing Group would have the power to vote or direct the vote of 5,808,875 or 72.6 % of the Issuer's Common Stock.

     Mr. Stout is deemed to beneficially own 5,808,875 shares of the Issuer's Common Stock representing approximately 72.6% of the Issuer's common shares deemed issued and outstanding. This includes 261,290 shares for which Mr. Stout has full power to vote and to dispose; warrants that are immediately exercisable for 235,161 shares for which Mr. Stout would have full power to vote and to dispose options to purchase 5,000 shares which are immediately exercisable for which Mr. Stout would have full power to vote and to dispose; 1,128,200 shares held in the Trust for which Mr. Stout has full power to vote and to dispose as a trustee of the Trust; warrants that are immediately exercisable for 1,015,380 shares held in the Trust for which Mr. Stout has full power to vote and to dispose as a trustee of the Trust; 1,477,385 shares which, in addition to the foregoing shares, are subject to the Voting Agreement described in Items 4 and 6 for which he shares the power to direct the vote on certain issues but no power to dispose and warrants and options to acquire 1,686,859 shares also subject to the Voting Agreement as to which Mr. Stout would have shared power to direct the vote on certain issues but have no power to dispose.

     Ms. Stout is deemed to beneficially own 5,808,875 shares of the Issuer's Common Stock representing approximately 72.6% of the Issuer's common shares deemed issued and outstanding. This includes 256,410 shares for which Ms. Stout has full power to vote and to dispose; warrants that are immediately exercisable for 230,769 shares for which Ms. Stout would have full power to vote and to dispose; 2,610,465 shares which, in addition to the foregoing shares, are subject to the Voting Agreement described in Items 4 and 6 for which she shares the power to direct the vote on certain issues but no power to dispose and warrants and options to acquire 2,711,231 shares also subject to the Voting Agreement as to which Ms. Stout would have shared power to direct the vote on certain issues but have no power to dispose.

     The Trust is deemed to beneficially own 5,808,875 shares of the Issuer's Common Stock representing approximately 72.6% of the Issuer's commons shares deemed issued and outstanding. This includes 1,128,200 shares for which the Trust has full power to vote and to dispose and warrants that are immediately exercisable for 1,015,380 shares for which the Trust would have full power to vote and to dispose; 1,738,675 shares which, in addition to the foregoing shares, are subject to the Voting Agreement described in Items 4 and 6 for which the Trust shares the power to direct the vote on certain issues but no power to dispose and warrants and options to acquire 1,926,620 shares also subject to the Voting Agreement as to which the Trust would have shared power to direct the vote on certain issues but have no power to dispose.

     Mr. Knop is deemed to beneficially own 5,808,875 shares of the Issuer's Common Stock representing approximately 72.6% of the Issuer's common shares deemed issued and outstanding. This includes 514,100 shares for which the Trust has full power to vote and to dispose and warrants that are immediately exercisable for 462,690 shares for which Mr. Knop would have full power to vote and to dispose; 1,866,610 shares which, in addition to the foregoing shares, are subject to the Voting Agreement described in Items 4 and 6 for which he shares the power to direct the vote on certain issues but no power to dispose and warrants and options to acquire 2,479,310 shares also subject to the Voting Agreement as to which Mr. Knop would have shared power to direct the vote on certain issues but have no power to dispose.

     Mr. Sanders is deemed to beneficially own 5,808,875 shares of the Issuer's Common Stock representing approximately 72.6% of the Issuer's common shares deemed issued and outstanding. This includes 90,000 shares for which Mr. Sanders has full power to vote and to dispose and warrants that are immediately exercisable for 81,000 shares for which Mr. Sanders would have full power to vote and to dispose; 2,736,875 shares which, in addition to the foregoing shares, are subject to the Voting Agreement described in Items 4 and 6 for which he shares the power to direct the vote on certain issues but no power to dispose and warrants and options to acquire 2,861,000 shares also subject to the Voting Agreement as to which Mr. Sanders would have shared power to direct the vote on certain issues but have no power to dispose.
     (c) Pursuant to a Securities Purchase Agreement among the Issuer, C.W. Gilluly, the Affiliates and the Filing Group dated March 30, 2000 ("Purchase Agreement" attached hereto as Exhibit #2), the Filing Group acquired 2,250,000 units, each consisting of one share of Common Stock and a warrant to purchase 0.9 share of Common Stock (a "Unit"), at $0.39 per Unit or a total of $877,500 in cash. Mr. Sanders purchased 90,000 Units for an aggregate purchase price of $35,100 in cash. Mr. Knop purchased 514,100 Units for an aggregate purchase price of $200,499 in cash. Mr. Stout purchased 261,290 Units for an aggregate purchase price of $101,903.10 in cash. Ms. Stout purchased 256,410 Units for an aggregate purchase price of $99,999.90 in cash. The Trust purchased $1,128,200 Units for an aggregate purchase price of $439,998 in cash.

     There have been no other transactions in the Issuer's Common
Stock that were effected by or on behalf of the Filing Group in the past 60 days.

     (d) Pursuant to the Purchase Agreement the Filing Group has caused the Issuer to use two hundred thousand dollars ($200,000) of the proceeds from the sale to repay a portion of a loan owed by the Issuer to C.W. Gilluly, Chairman and former Chief Executive Officer of the Issuer. In addition, the Filing Group has represented to repay the balance of the loan in the amount of $230,000 within six months.

     (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Pursuant to the Purchase Agreement, the Filing Group and other designated therein have entered into a Voting Agreement dated March 30, 2000 (the "Voting Agreement" attached hereto as
Exhibit #3).

     The Voting Agreement was entered into by and among each of the Affiliates, Mr. Sanders, C.W. Gilluly, Jon M. Stout ("Stout"), Patricia W. Stout ("Ms. Stout"), the Trust and J. Richard Knop("Knop") (Stout, Ms. Stout, Trust and Knop, being collectively the "Investors" all parties, being collectively, the "Voting Group"). The Voting Group agreed to vote all of voting shares over which they have voting control and to take all other actions within such Stockholder's control (whether in his or its capacity as a stockholder, director, member of a board committee or officer of the Issuer or otherwise), including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings so that:

     (1) The authorized number of members of the Issuer's Board of Directors (the "Board") will continue to be five (5) unless and until such greater number is directed or approved by the Investors.

     (2) During the term of the Voting Agreement, the Investors shall be entitled to nominate (the "Nominees") and the Stockholders shall vote their shares to elect the Nominees as the majority of the members of the Board.

     (3) Any Nominee elected or appointed as a director will be removed from the Board (and thereupon from all committees of the Board), with or without cause, only upon the written request or consent of the Investors.

     (4) In the event that any Nominee designated hereunder for any reason ceases to serve as a member of the Board or any committee thereof during such representative's term of office, the resulting vacancy on the Board or committee will be filled by a newly designated Nominee.

     (5) Upon the written direction or consent of the Investors, the Issuer will take such actions as may be necessary and convenient to change the corporate domicile of the Issuer to the state of Delaware.

     In each case provided for herein, the direction, consent, approval, nomination or vote of the Investors will be determined by the Investors members holding a majority of the share of the Issuer's Common Stock held by the Investors.

     In addition, the Voting Agreement provides that with the exception of transfers made: (i) pursuant to open market sales in brokers' transactions; or (ii) sales made after the Investors declined a right of first refusal to purchase such shares at the same price and terms, any attempt to transfer the Stockholders voting shares will be of no effect unless the person(s) to whom such shares are being transferred agrees in writing to be bound by the terms of the Voting Agreement.

     Except as described herein, no member of the Filing Group is a party to any contract, arrangement, understanding or relationship with any person, with respect to securities of the Issuer. (See Item 4 for further description).

Item 7.   Material to Be Filed as Exhibits

     Agreement Respecting Joint Filing of Schedule 13D among Jon
M. Stout, Patricia W. Stout, The Stout Dynastic Trust, J. Richard
Knop and John D. Sanders.

     Securities Purchase Agreement among Hadron, Inc., C.W.
Gilluly, Jon M. Stout, Patricia W. Stout, The Stout Dynastic
Trust and J. Richard Knop and John D. Sanders, dated March 30,
2000.

     Hadron, Inc. Voting Agreement dated March 30, 2000, by and among each of certain holders of the Common Stock of Hadron, Inc., a New York corporation, designated as Holders on the signature pages thereto, C.W. Gilluly, and Jon M. Stout, Patricia
W. Stout, the Stout Dynastic Trust and J. Richard Knop.

                          EXHIBIT INDEX


Exhibit #1:    Agreement Respecting Joint Filing of Schedule 13D,
               dated April 10, 2000.

Exhibit #2:    Securities Purchase Agreement among Hadron, Inc.,
               C.W. Gilluly, Jon M. Stout, Patricia W. Stout,
               The Stout Dynastic Trust and J. Richard Knop and John D. Sanders, dated March 30, 2000.

Exhibit #3:    Hadron, Inc. Voting Agreement, dated March 30,
               2000.

                            SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                              /S/ JON M. STOUT
                              _________________________
                              Jon M. Stout


Dated: April 10, 2000

                            SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                              /S/ PATRICIA W. STOUT
                              _________________________
                              Patricia W. Stout


Dated: April 10, 2000

                            SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                              Stout Dynastic Trust

                              /S/ JON W. STOUT
                              _________________________
                              By: Jon W. Stout, trustee
Dated: April 10, 2000

                            SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                              /S/ J. RICHARD KNOP
                              _________________________
                              J. Richard Knop
Dated: April 10, 2000


                            SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                              /S/ JOHN D. SANDERS
                              _________________________
                              John D. Sanders
Dated: April 10, 2000